

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Grant Ogata
Acting President and Chief Executive Officer
Arkados Group, Inc.
220 Old New Brunswick Road
Piscataway, New Jersey 08854

     Re: **Arkados Group, Inc.**
           Form 10-K for Fiscal Year Ended May 31, 2010
           Filed September 14, 2010
           Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and
           November 30, 2010
           Filed October 19, 2010 and January 12, 2011, respectively
           File No. 0-27587

Dear Mr. Ogata:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

Cover Page

1.   Please disclose the aggregate market value of your voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

Evaluation of Disclosure Controls and Procedures, page 43

2. You state in the fifth paragraph, second sentence that "no matter how well designed and operated, [disclosure controls and procedures] can only provide reasonable assurance of achieving the desired control objective." Please delete this language or revise to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer make their conclusions regarding your disclosure controls and procedures at such reasonable assurance level.

Management's Report on Internal Control over Financial Reporting, page 44

3. Please provide management's annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K.

Changes in Internal Controls Over Financial Reporting, page 44

4. Please disclose *any changes*, not just significant changes, in your internal control over financial reporting that occurred *during your most recent fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please ensure the revised disclosure is clear in terms of whether the changes to your internal controls occurred in the most recent fiscal quarter or in prior periods. Refer to Item 308(c) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act, page 45

5. Please identify each director who is independent. See Item 407(a) of Regulation S-K.

Board Committees, page 46

6. You identify Gennaro Vendome and William Carson as the only two members of your Audit Committee and your Compensation Committee. However, the asterisks next to the names of Andreas Typaldos and Harris Cohen on page 45 also identify them as directors of your Compensation Committee. Please revise or advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 47

7. For each person who failed to timely file a report, please identify the number of late reports and the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

Executive Compensation, page 48

Summary Compensation Table, page 48

8. Footnote 4 to the Summary Compensation Table references options granted to Larry Crawford. However, the "Option Award" column in the table does not disclose any amounts for Larry Crawford for 2009 or 2010. Please revise or advise. Please also disclose all assumptions made in the valuation of any option awards granted to Larry Crawford. See Item 402(n)(2)(vi) of Regulation S-K and Instruction 1 to Item 402(n)(2)(v) and 402(n)(2)(vi) of Regulation S-K.

9. We note that you disclose in the second paragraph under "The Year ended May 31, 2010" and in the first paragraph under "The Year ended May 31, 2009" on page 40 that $1,176,759 and $2,289,684 worth of stock and stock options were paid to your employees and outside consultants for services rendered in fiscal year 2010 and fiscal year 2009, respectively. Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires footnote disclosure of stock or stock options received in lieu of salary by your named executive officers. Please confirm that your named executive officers did not receive any stock or stock options in lieu of their salary in fiscal year 2010 or fiscal year 2009, as no such footnote disclosure has been provided.

Outstanding Equity Awards at 2010 Fiscal Year-End Option Awards, page 51

10. Only securities that are not included in the third column of the table ("Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options") should be disclosed in either the first column or the second column of the table. It appears that your disclosure in the third column of the table is the summation of the first column and the second column of the table. Please revise. See Item 402(p) of Regulation S-K and Instruction 5 to Item 402(p)(2) of Regulation S-K.

11. Please provide the disclosure required by Item 402(r) of Regulation S-K with respect to director compensation.

Certain Relationships and Related Transactions, page 56

12. Please disclose the information required by Item 404(a)(5) with respect to the 6% Secured Debentures held by your related parties for your 2010 and 2009 fiscal years. See Item 404(d)(1) of Regulation S-K and Instruction 2 to Item 404(d) of Regulation S-K.

Principal Accountant Fees and Services, page 58

13. Please disclose the percentage of tax and other fees billed during fiscal 2009 and fiscal 2010 that were pre-approved by your Audit Committee. See Item 14(5)(ii) of Form 10-K.

Signatures, page 67

14.   The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. In this regard, please move the signature block for Larry Crawford, your Principal Financial and Accounting Officer, to below the paragraph "In accordance with the Exchange Act, this report has been signed below by the following persons…" to show that Larry Crawford has executed the Form 10-K on your behalf in his capacity as your Principal Financial and Accounting Officer. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D(2)(a) to Form 10-K.

Exhibits 31.1 and 31.2

15.   The certifications required by Exchange Act Rule 13a-14(a) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, please revise the certifications filed as Exhibits 31.1 and 31.2 throughout to state "registrant" instead of "small business issuer."

Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010

16.   Please comply with comment 2 as it applies to the Forms 10-Q for fiscal quarters ended August 31, 2010 and November 30, 2011.

Exhibits 31.1 and 31.2

17.   Please amend your Forms 10-Q to re-file the certifications required by Exchange Act Rule 13a-14(a), with such certifications conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, the introductory language in paragraph 4 of such certifications should include the references to Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) with respect to internal control over financial reporting. Furthermore, the certifications filed as Exhibit 31.1 should reference only "this report," instead of "this quarterly report," in paragraph 3. We also note that the certification filed as Exhibit 31.1 with your Form 10-Q for fiscal quarter ended November 30, 2010 references the name of your former CEO, Oleg Logvinov, in the introductory paragraph, but the certification is signed by your new CEO, Grant Ogata. Please include the name of your new CEO in the introductory paragraph for the certification filed with your amended Form 10-Q.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or, in her absence, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief